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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )

Frisco Bay Industries Ltd. (Name of Subject Company (Issuer))
6181708 Canada Inc. The Stanley Works (Name of Filing Persons, Offerors)
Common Stock, no par value per share (Title of Class of Securities)
358751105 (CUSIP Number of Class of Securities)

Bruce H. Beatt
Vice-President, General Counsel, and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
(860) 225-5111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to: Elizabeth Kitslaar Jones Day 77 West Wacker Chicago, IL 60601 (312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,836,009.75	$5,807.42

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of shares of 1,971,657 Common Stock and 799,567 shares of Class A Common Stock at a price of U.S.$15.25 per share, net to the seller in cash, without interest, pursuant to the Offers To Purchase, (ii) the purchase of 233,575 shares of Common Stock to be issued upon the exercise of options to purchase shares of Common Stock, at an aggregate cost of $3,562,018.75, and (iii) the cash-out of 900 stock appreciation rights, at an aggregate cost of $12,825. The calculation of the filing fee is based on the Company's representation regarding the foregoing as of January 19, 2004.
(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals $126.70 per million of transaction value, or $5,807.42.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
	Amount Previously Paid:	Filing Party:
	Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the offer by 6181708 Canada Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act and an indirect wholly owned subsidiary of The Stanley Works, a Connecticut corporation ("Parent"), to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the "Company"), at a purchase price of U.S.$15.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offers To Purchase and Circular, dated January 30, 2004 and in the related Letter of Acceptance and Transmittal (collectively with the Offers To Purchase and Circular, the "Offering Documents"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Simultaneously with the offer to purchase Common Shares, the Offeror is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares"), of the Company at a purchase price of U.S.$15.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offering Documents.

        This Schedule TO is being filed on behalf of Parent and the Offeror. The information set forth in the Offering Materials is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 3.    Identity and Background of Filing Person.

        None of Parent, Stanley Canada Corporation, the Offeror or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of the Offeror, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10.    Financial Statements of Certain Bidders.

        Not Applicable.

Item 12.    Exhibits.

(a)(1)	Offers To Purchase and Circular, dated January 30, 2004
(a)(2)	Letter of Acceptance and Transmittal
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Notice of Guaranteed Delivery
(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)	Option Election under the Frisco Bay Industries Ltd. Stock Incentive Plan
(a)(8)	Stock Appreciation Right Election under the Frisco Bay Industries Ltd. Stock Incentive Plan
(a)(9)	Joint press release issued by Parent and the Company on January 20, 2004 (incorporated by reference to Parent's and the Offeror's Schedule TO-C, filed January 20, 2004)
(b)	Not applicable
(c)	Not applicable
(d)(1)	Support Agreement, dated as of January 19, 2004, by and among the Company, Parent and the Offeror (incorporated by reference to Exhibit 2 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(2)	Lock-Up Agreement, dated as of January 19, 2004 by and among Parent, the Offeror and the individuals and entities named therein (incorporated by reference to Exhibit 3 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(3)	Nondisclosure Agreement between USBX Advisory Services, LLC on behalf of the Company and Best Access Systems, dated as of October 14, 2003
(d)(4)	Amended and Restated Employment Agreement between the Company and Barry Katsof, dated as of January 19, 2004
(d)(5)	Amended and Restated Employment Agreement between the Company and Ronald Waxman, dated as of January 19, 2004
(d)(6)	Letter Agreement among Parent, the Offeror, Barry Katsof and Ronald Waxman, dated as of January 19, 2004
(d)(7)	Form of Non-Competition Agreement between Parent and each of Barry Katsof and Ronald Waxman (incorporated by reference to Schedule F to Exhibit 2 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(8)	Letter Agreement among Ronald Waxman, Barry Katsof, 92324 Canada Ltd., 126909 Canada Inc., Parent and the Offeror, dated as of January 29, 2004
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2004	THE STANLEY WORKS
	By:	/s/ BRUCE H. BEATT Name: Bruce H. Beatt Title: Vice President, General Counsel and Secretary
6181708 CANADA INC.
	By:	/s/ BRUCE H. BEATT Name: Bruce H. Beatt Title: Secretary

Exhibit Index

Exhibit	Number Description
(a)(1)	Offers To Purchase and Circular, dated January 30, 2004
(a)(2)	Letter of Acceptance and Transmittal
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Notice of Guaranteed Delivery
(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)	Option Election under the Frisco Bay Industries Ltd. Stock Incentive Plan
(a)(8)	Stock Appreciation Right Election under the Frisco Bay Industries Ltd. Stock Incentive Plan
(a)(9)	Joint press release issued by Parent and the Company on January 20, 2004 (incorporated by reference to Parent's and the Offeror's Schedule TO-C, filed January 20, 2004)
(b)	Not applicable
(c)	Not applicable
(d)(1)	Support Agreement, dated as of January 19, 2004, by and among the Company, Parent and the Offeror (incorporated by reference to Exhibit 2 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(2)	Lock-Up Agreement, dated as of January 19, 2004 by and among Parent, the Offeror and the individuals and entities named therein (incorporated by reference to Exhibit 3 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(3)	Nondisclosure Agreement between USBX Advisory Services, LLC on behalf of the Company and Best Access Systems, dated as of October 14, 2003
(d)(4)	Amended and Restated Employment Agreement between the Company and Barry Katsof, dated as of January 19, 2004
(d)(5)	Amended and Restated Employment Agreement between the Company and Ronald Waxman, dated as of January 19, 2004
(d)(6)	Letter Agreement among Parent, the Offeror, Barry Katsof and Ronald Waxman, dated as of January 19, 2004
(d)(7)	Form of Non-Competition Agreement between Parent and each of Barry Katsof and Ronald Waxman (incorporated by reference to Schedule F to Exhibit 2 to Parent's and the Offeror's Schedule 13D, filed January 28, 2004)
(d)(8)	Letter Agreement among Ronald Waxman, Barry Katsof, 92324 Canada Ltd., 126909 Canada Inc., Parent and the Offeror, dated as of January 29, 2004
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

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  Item 3. Identity and Background of Filing Person.
  Item 10. Financial Statements of Certain Bidders .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
Exhibit Index